Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the three months ended March 31, 2008 and the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are as follows:

	Three Months Ended	Years Ended December 31,
(Millions)	March 31, 2008	2007	2006	2005	2004	2003
Pretax income from continuing operations	$660.5	$2,796.4	$2,586.6	$2,453.3	$1,760.0	$1,378.7
Add back fixed charges	69.7	234.3	199.5	177.5	165.5	161.1
Income as adjusted	$730.2	$3,030.7	$2,786.1	$2,630.8	$1,925.5	$1,539.8

Fixed charges:
Interest on indebtedness	$54.4	$180.6	$148.3	$122.8	$104.7	$102.9
Portion of rents representative
of interest factor	15.3	53.7	51.2	54.7	60.8	58.2
Total fixed charges	$69.7	$234.3	$199.5	$177.5	$165.5	$161.1

Ratio of earnings to fixed charges	10.48	12.94	13.97	14.82	11.63	9.56